02017944

PE
3/01/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: March 1, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President

Televisa

FOR IMMEDIATE RELEASE

GRUPO TELEVISA, S.A. EXTENDS EXCHANGE OFFER

Mexico City, February 28, 2002 – Grupo Televisa, S.A. ("Televisa") (NYSE: TV; BMV:TLEVISA CPO), today announced the extension of its offer to exchange its outstanding 8% Notes due 2011 (the "Old Notes") for a like principal amount of its 8% Exchange Notes due 2011, which have been registered under the Securities Act of 1933, as amended (the "New Notes"). The exchange offer has been extended through 5:00 p.m., New York City time, on Thursday, March 7, 2002. The extension was made for the purpose of allowing the holders an additional opportunity to exchange their existing notes for registered exchange notes. Televisa does not contemplate any additional extensions of the exchange offer at this time.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

Investor Contacts:

In Mexico:
Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

In U.S. & Europe:
Adam Miller/Robert Malin
Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212)371-5999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: March 1, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President

Televisa

FOR IMMEDIATE RELEASE

GRUPO TELEVISA, S.A. EXTENDS EXCHANGE OFFER

Mexico City, February 28, 2002 – Grupo Televisa, S.A. ("Televisa") (NYSE: TV; BMV:TLEVISA CPO), today announced the extension of its offer to exchange its outstanding 8% Notes due 2011 (the "Old Notes") for a like principal amount of its 8% Exchange Notes due 2011, which have been registered under the Securities Act of 1933, as amended (the "New Notes"). The exchange offer has been extended through 5:00 p.m., New York City time, on Thursday, March 7, 2002. The extension was made for the purpose of allowing the holders an additional opportunity to exchange their existing notes for registered exchange notes. Televisa does not contemplate any additional extensions of the exchange offer at this time.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

Investor Contacts:

In Mexico:
Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

In U.S. & Europe:
Adam Miller/Robert Malin
Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212)371-5999

Televisa

PARA PUBLICACION INMEDIATA

GRUPO TELEVISA, S.A. EXTIENDE OFERTA PARA EL INTERCAMBIO DE NOTAS

México, D.F., a 28 de febrero de 2002. - Grupo Televisa, S.A. ("Televisa") (BMV:TLEVISA CPO; NYSE:TV) informó el día de hoy la extensión de su oferta para intercambiar las Notas existentes que generan un interés del 8% con vencimiento en el año 2011 (las "Viejas Notas"), por un monto equivalente al de sus Notas de Intercambio que generan un interés del 8% con vencimiento en el año 2011 (las "Nuevas Notas"), las cuales han sido registradas bajo el "Securities Act" de 1933. La oferta ha sido extendida hasta las 5:00 p.m., hora local de la ciudad de Nueva York, del jueves 7 de marzo de 2002. Esta extensión se hizo con el propósito de darle a los tenedores la oportunidad para intercambiar sus Notas existentes por las Notas de Intercambio mencionadas anteriormente. Televisa no contempla ninguna extensión adicional de este intercambio de notas en este momento.

Grupo Televisa, S.A., es la compañía de medios de comunicación más grande en el mundo de habla hispana. A través de sus subsidiarias y asociaciones estratégicas, produce y transmite programas de televisión; programación para televisión restringida; distribuye programas de televisión para el mercado nacional e internacional; desarrolla y opera servicios de televisión directa al hogar vía satélite; editoriales y distribución de publicaciones; presta servicios de televisión por cable; produce y transmite programas de radio; promueve espectáculos deportivos y eventos especiales; presta servicios de mensajes electrónicos personalizados ("paging"); produce y distribuye películas; y presta servicios de doblaje y subtitulado, y opera un portal horizontal de Internet. Grupo Televisa tiene también participación accionaria en Univision, la empresa de televisión de habla hispana más importante de los Estados Unidos de América.

# # #

Información a Inversionistas:

En México:

Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

En el extranjero:

Adam Miller/Robert Malin
Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212) 371-5999

Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, NY 10004-1980
Tel: 212.859.8000
Fax: 212.859.4000
www.ffhsj.com

March 1, 2002

VIA HAND DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

FRIED
FRANK
HARRIS
SHRIVER
JACOBSON

Re: Grupo Televisa, S.A. Report on Form 6-K

Ladies and Gentlemen:

On behalf of Grupo Televisa, S.A., a corporation organized under the laws of the United Mexican States (the "Company"), we hereby furnish, pursuant to the Securities Exchange Act of 1934, as amended, eight complete copies of the Company's report on Form 6-K, dated March 1, 2002.

If you have any questions, please contact the undersigned at (212) 859-8439. Please acknowledge receipt of this letter and the enclosed materials by stamping the accompanying extra copy of this letter and returning it to our waiting messenger.

Very truly yours,

Tanya Stanich

Enclosures

cc: New York Stock Exchange, Inc.
Attn: Mr. Joseph Lomnicky
Luxembourg Stock Exchange
Attn: Mr. Jacques Kinnen

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